February 17, 2015

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Good Times Restaurants Inc. Registration Statement on Form S-3 Filed January 26, 2015 File No. 333-201700

Dear Mr. Dobbie:

This letter is on behalf of Good Times Restaurants Inc. (the “Company,” “we,” “our,” or “us”) in response to your comment of February 13, 2015 regarding the Company’s Registration Statement on Form S-3 that was filed on EDGAR on January 26, 2015 (the “Registration Statement”).

For convenience of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form S-3

1.
You do not appear to be eligible to use Form S-3 for the proposed transaction. To be eligible to use Form S-3, registrants must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Your August 22, 2014 Form 8-K does not appear to have been filed in a timely manner. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your registration statement on the appropriate form.

The Company respectfully submits that its August 22, 2014 Form 8-K (the “Original 8-K”), which was amended on January 14, 2015 (the “Amended 8-K,” and the Original 8-K together with the Amended 8-K, the “Form 8-K”), was timely filed within four business days of August 18, 2014, the triggering date of the event reported.  Although the Original 8-K erroneously reported that the date of the triggering event for purposes of the Form 8-K was June 12, 2014, the Amended 8-K reported the correct date of the triggering event for purposes of the Form 8-K of August 18, 2014.  As a result, by filing the Original 8-K on August 22, 2014, the Company has complied with the Form S-3 eligibility requirement that the Company must have timely filed all required reports during the twelve calendar months prior to the filing of the Registration Statement.  The Company provides the following detailed explanation of the events giving rise to the filing of the Original 8-K and the Amended 8-K to inform the Staff why the Original 8-K was filed reporting an incorrect triggering date, and was subsequently amended to report the correct triggering date.

On August 15, 2013 (the “Effectiveness Date”), the Securities and Exchange Commission (the “Commission”) declared effective the Company’s Registration Statement on Form S-1 (File No. 333-188183) (the “Warrant Registration Statement”) relating to (i) 2,200,000 shares of the Company’s common stock, (ii) A Warrants to purchase 2,200,000 shares of the Company’s common stock, (iii) B Warrants to purchase 1,100,000 shares of the Company’s common stock, (iv) Underwriter Warrants to purchase 154,000 shares of the Company’s common stock, (v) 2,200,000 shares of the Company’s common stock issuable upon exercise of the A Warrants, (vi) 1,100,000 shares of the Company’s common stock issuable upon exercise of the B Warrants, and (vii) 154,000 shares of the Company’s common stock issuable upon exercise of the Underwriter Warrants (the A Warrants, the B Warrants and the Underwriter Warrants are referred to herein collectively as the “Warrants”).  Each A Warrant was exercisable for one share of the Company’s common stock at an exercise price of $2.75 per share.  Two B Warrants were exercisable for one share of the Company’s common stock at an exercise price of $2.50 per share.  Each Underwriter Warrant was exercisable for one share of the Company’s common stock at an exercise price of $3.125 per share.

The Company understands that with respect to the shares of common stock underlying the Warrants, the Commission’s view is that the Company is deemed to be conducting a continuous offering of such shares until they are deemed “sold” upon exercise of the Warrants.  Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), provides that “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.”  As the Company’s audited financial statements contained in the Warrant Registration Statement were as of the fiscal year ended September 30, 2012, the prospectus contained in the Warrant Registration Statement became stale after nine months from the Effectiveness Date (i.e., on May 16, 2014).

The Company had in good faith believed that because the shares of common stock underlying the Warrants were included in the Warrant Registration Statement, the issuance by the Company of such shares upon exercise of the Warrants by holders thereof was registered and did not require a new or updated registration statement.  On August 20, 2014, the Company learned that the Commission does not view the shares of common stock underlying the Warrants as being “sold” until the Warrants are exercised, and therefore in the Commission’s view the Company should have filed a post-effective amendment to the Warrant Registration Statement once the prospectus contained therein became stale under Section 10(a)(3) of the Securities Act.  As a result, with respect to Warrants that were exercised for the acquisition of shares on and after May 16, 2014 until the Company filed a post-effective amendment to the Warrant Registration Statement, the Company issued such shares using a prospectus that did not meet the requirements of Section 10(a)(3), and therefore such issuances constituted sales of equity securities in transactions that were not registered under the Securities Act.

The Company’s obligation to file the Form 8-K arose from the Company’s sale of equity securities in a transaction that was not registered under the Securities Act.  Pursuant to Item 3.02 of Form 8-K, a smaller reporting company such as the Company must file a Form 8-K if, since the later of such company’s last report filed under Item 3.02 or its last periodic report, such company sells equity securities in transactions that are not registered under the Securities Act aggregating 5% or more of the number of last reported shares outstanding of the class of equity securities sold.

In light of this requirement, promptly after becoming aware in August 2014 of the sale of unregistered equity securities, the Company’s outside counsel inquired whether the Company believed it had crossed the 5% threshold, and if it had, on what date the Company had crossed such threshold.  As the Company also regularly reports to the NASDAQ Capital Market each time it issues equity securities that constitute at least 5% or more of its outstanding shares since the Company’s previous report to the NASDAQ Capital Market, the Company believed its counsel was inquiring as to the 5% date for NASDAQ Capital Market purposes, and did not recognize that its counsel was asking for a separate 5% calculation under a separate federal securities law requirement with a different starting measuring date.  The difference in these two standards is significant.  For NASDAQ Capital Market purposes the starting point for the calculation is the number of shares outstanding as last reported to the NASDAQ Capital Market; however, for purposes of determining the Form 8-K filing requirement, the starting point for the calculation is the number of shares outstanding as last reported in the Company’s most recent periodic report.  Not appreciating the difference in the two standards, the Company advised counsel that June 12, 2014 was the relevant date it exceeded the 5% threshold, and the Original 8-K was prepared using that date as the triggering date.

In December 2014, in connection with unrelated due diligence, the Company’s outside counsel reviewed a spreadsheet showing the detailed chronology of Warrant exercises.  The Company’s outside counsel noticed that the volume of Warrant exercises on and after May 16, 2014 through June 12, 2014 did not appear to align with the previous determination that by June 12, 2014 the Company had issued shares of common stock underlying Warrants constituting 5% or more of the number of last reported shares outstanding of the class of equity securities sold.  Upon further discussion, the Company and its outside counsel realized that the date provided by the Company for purposes of the Original 8-K was based on the NASDAQ Capital Market reporting requirement referenced above, and not the actual triggering date for the Form 8-K.  Instead, the Company had not crossed the 5% threshold for purposes of triggering a Form 8-K reporting obligation until August 18, 2014, four business days prior to the date the Original 8-K was filed.

Attached hereto as Exhibit A is a spreadsheet reflecting the number of shares of common stock underlying Warrants issued from May 16, 2014 through August 18, 2014 evidencing that, starting from a base of 6,864,666 shares of common stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed on May 14, 2014, the Company did not cross the 5% threshold for purposes of triggering a Form 8-K reporting obligation until August 18, 2014.  As evidenced by the attached spreadsheet, between May 16, 2014 and August 14, 2014, 324,450 shares of common stock underlying Warrants had been issued, representing 4.726% of the last reported outstanding share count of 6,864,666.  Only in connection with the next Warrant exercise, which occurred on August 18, 2014 when 122,000 additional shares of common stock underlying Warrants were issued did the Company cross the 5% reporting threshold, at which point it had issued shares representing 6.504% of the last reported outstanding share count of 6,864,666.

Based on the foregoing, the Company triggered the Form 8-K filing obligation on August 18, 2014, and it had in fact timely filed a Form 8-K four business days later on August 22, 2014 reporting that it had sold equity securities in a transaction that was not registered under the Securities Act constituting 5% or more of the number of last reported shares outstanding.  The Company recognizes that it was coincidentally fortuitous that it filed the Original 8-K exactly four business days after the date it subsequently realized it crossed the 5% triggering event threshold.  Recognizing the unusual timing, the Company, in consultation with its outside counsel, undertook significant effort to verify and re-verify that the information reported in the Warrant exercise spreadsheet attached hereto as Exhibit A is correct, and the Company is certain of its accuracy.  As a result, the Company believes that it has complied with the Form S-3 eligibility requirement that the Company must have timely filed all required reports during the twelve calendar months prior to the filing of the Registration Statement.

* * *

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 (email: bhoback@gtrestaurants.com), or our outside counsel, Joshua Schneiderman of Snell & Wilmer L.L.P. at 213-929-2545 (email: jschneiderman@swlaw.com) with any questions.

Very truly yours,

/s/ Boyd Hoback
Boyd Hoback
President and Chief Executive Officer

cc:           Roger Cohen, Snell & Wilmer L.L.P.
Joshua Schneiderman, Snell & Wilmer L.L.P.

Exhibit A

Warrant Exercise Spreadsheet

Broker	Date of Exercise	Certificate #	Certificate Holder	Shares of common stock Issued in Respect of A Warrant Exercises	common stock Issued in Respect of B Warrant Exercises	Total common stock Issued in Respect of Warrant Exercises Since May 16	Percentage of 6,864,666
Redacted	5/16/14	131	Redacted	0	14,700	14,700	0.214%
Redacted	5/19/14	15	Redacted	0	10,000	24,700	0.360%
Redacted	5/19/14	123	Redacted	0	2,250	26,950	0.393%
Redacted	5/16/14	131	Redacted	0	1,050	28,000	0.408%
Redacted	5/16/14	122	Redacted	0	750	28,750	0.419%
Redacted	5/16/14	127	Redacted	0	200	28,950	0.422%
Redacted	5/21/14	47	Redacted	2,000	0	30,950	0.451%
Redacted	5/21/14	62	Redacted	1,000	0	31,950	0.465%
Redacted	5/21/14	42	Redacted	1,000	0	32,950	0.480%
Redacted	5/21/14	61	Redacted	1,000	0	33,950	0.495%
Redacted	5/23/14	100	Redacted	2,500	0	36,450	0.531%
Redacted	5/23/14	106	Redacted	3,500	0	39,950	0.582%
Redacted	5/28/14	68	Redacted	10,000	0	49,950	0.728%
Redacted	5/28/14	91	Redacted	16,000	0	65,950	0.961%
Redacted	5/29/14	88	Redacted	5,000	0	70,950	1.034%
Redacted	6/2/14	200	Redacted	8,100	0	79,050	1.152%
Redacted	6/2/14	94	Redacted	32,000	0	111,050	1.618%
Redacted	6/3/14	0630RI	Redacted	1,500	0	112,550	1.640%
Redacted	6/9/14	95	Redacted	17,000	0	129,550	1.887%
Redacted	6/12/14	96	Redacted	52,300	0	181,850	2.649%
Redacted	6/16/14	116	Redacted	4,000	0	185,850	2.707%
Redacted	6/18/14	97	Redacted	26,600	0	212,450	3.095%
Redacted	6/24/14	23	Redacted	7,500	0	219,950	3.204%
Redacted	6/24/14	99	Redacted	10,000	0	229,950	3.350%
Redacted	8/14/14	11	Redacted	30,000	0	259,950	3.787%
Redacted	8/14/14	2014-100	Redacted	64,500	0	324,450	4.726%
Redacted	8/18/14	300	Redacted	122,000	0	446,450	6.504%